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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                                 Prandium, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  500481 10 6
                     ----------------------------------
                              (CUSIP Number)

                                February 7, 2001
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                             Page 1 of 5 pages
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CUSIP No. 500481 10 6
         ------------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Green Equity Investors, L.P.
-------------------------------------------------------------------------------

 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------

 (3) SEC Use Only

-------------------------------------------------------------------------------

 (4) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------

 Number of Shares             (5) Sole Voting Power
 Beneficially                                                  0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                                                  0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                                               0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                                               0
-------------------------------------------------------------------------------

 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               0 (See Item 4)
-------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9)
                                                               0%
-------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------

                                Page 2 of 5 pages
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ITEM 1.

    (a)   Name of Issuer

          Prandium, Inc.
          ---------------------------------------------------------------------

    (b)   Address of Issuer's Principal Executive Offices

          18831 Von Karman Avenue, Irvine, California  92715
          ---------------------------------------------------------------------

ITEM 2.

    (a)   Name of Person Filing

          Green Equity Investors, L.P.
          ---------------------------------------------------------------------

    (b)   Address of Principal Business Office or, if none, Residence

          11111 Santa Monica Boulevard, Suite 2000, Los Angeles,
          California  90025
          ---------------------------------------------------------------------

    (c)   Citizenship

          Delaware
          ---------------------------------------------------------------------

    (d)   Title of Class of Securities

          Common Stock, par value $.01 per share
          ---------------------------------------------------------------------

    (e)   CUSIP Number

          500481 10 6
          ---------------------------------------------------------------------

ITEM 3.  Not Applicable

ITEM 4.  OWNERSHIP

    (a) Amount beneficially owned:

        0 (See Item 6 below)
    ---------------------------------------------------------------------------

    (b) Percent of class:

        0%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote

                0
              -----------------------------------------------------------------

         (ii) Shared power to vote or to direct the vote

                0
              -----------------------------------------------------------------

        (iii) Sole power to dispose or to direct the disposition of

                0
              -----------------------------------------------------------------

         (iv) Shared power to dispose or to direct the disposition of

                0
              -----------------------------------------------------------------

                                Page 3 of 5 pages
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         [X]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Until February 7, 2001, Green Equity Investors, L.P. ("GEI") was the record owner of 19,700,257 shares of the Common Stock of Prandium, Inc., as to which GEI had sole voting and dispositive power. After February 7, 2001, GEI's ownership of such shares was reduced to zero as a result of the distribution of the securities to its partners. The address of GEI is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025. The sole general partner of GEI is Leonard Green & Associates, L.P. ("LGA"), which has the power to direct the voting and investment of the securities held by GEI. The general partners of LGA (collectively, the "LGA partners") are Verdi Group, Inc. ("VGI"), GAN.

         MAX, Inc. ("GI") and Jonathan D. Sokoloff, and each of their address is c/o LGA, 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025. VGI is controlled by Leonard I. Green ("LIG"), and GI is controlled by Gregory J. Annick ("GJA"), and each of their address is c/o LGA, 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

         The LGA partners, as general partners of LGA, and LIG, as the holder of a controlling interest in VGI, and GJA, as the holder of a controlling interest in GI, may have been deemed to share beneficial ownership of the shares beneficially owned by LGA, but disclaim any such beneficial ownership except to the extent such person may have been deemed to have a pecuniary interest therein.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

         Not Applicable

                                Page 4 of 5 pages
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Page 5 of 5 pages


DATED:  February 14, 2001

                                      GREEN EQUITY INVESTORS, L.P., a Delaware limited partnership

                                      By:  LEONARD GREEN & ASSOCIATES, L.P.,
                                      the sole general partner

                                      By:  GANMAX, INC., a general partner



                                      By:     /s/ Gregory J. Annick
                                           ------------------------------------
                                              Gregory J. Annick, President

                                Page 5 of 5 pages